UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              ARTIFICIAL LIFE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    04314Q105
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     |_|  Rule 13d-1(b)
     |_|  Rule 13d-1(c)
     |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  04314Q105
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1.   Name of Reporting Person.
     Identification No. of above person (entities only)

          Eberhard Schoneburg
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2.   Check the Appropriate Box if a Member of a Group           (a) |_|
                                                                (b) |_|
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3.   Sec Use Only
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4.   Citizenship or Place of Organization

          Germany
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                                            5    Sole Voting Power
             Number of Shares                    7,852,604*
               Beneficially                 ------------------------------------
                 Owned by                   6    Shared Voting Power
                   Each                          - 0 -
                Reporting                   ------------------------------------
                  Person                    7    Sole Dispositive Power
                   With                          7,852,604*
                                            ------------------------------------
                                            8    Shared Dispositive Power
                                                 - 0 -
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     7,852,604*
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10.  Check if ihe Aggregate Amount in Row (9) Excludes Certain Shares |_|
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11.  Percent of Class Represented by Amount in Row (9)
     22.2%**
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12.  Type of Reporting Person

     IN
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*    Includes 900,000 shares issuable upon the exercise of stock options and
     762,500 shares issuable upon the exercise of warrants.

**   Based on 33,713,493 shares outstanding as of February 6, 2007.


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

Item 1.

          (a)  Name of Issuer
               Artificial Life, Inc. (the "Issuer")

          (b)  Address of Issuer's Principal Executive Offices
               26/F, 88 Hing Fat Street
               Causeway Bay
               Hong Kong

Item 2.

          (a)  Name of Person Filing
               Eberhard Schoneburg

          (b) Address of Principal Business Office or, if none, Residence 26/F, 88 Hing Fat Street
               Causeway Bay
               Hong Kong

          (c)  Citizenship
               Germany

          (d)  Title of Class of Securities
               Common Stock, par value $0.01 per share

          (e)  CUSIP Number
               04314Q105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act
            (15 U.S.C. 78o).
        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) |_| Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c).
        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
        (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
        (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          See the response to Item 9 on the attached cover page.

     (b)  Percent of class:
          See the response to Item 11 on the attached cover page.

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote
                See the response to Item 5 on the attached cover page.

          (ii)  Shared power to vote or to direct the vote
                See the response to Item 6 on the attached cover page.

          (iii) Sole power to dispose or to direct the disposition of See the response to Item 7 on the attached cover page.

          (iv) Shared power to dispose or to direct the disposition of See the response to Item 8 on the attached cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.


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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
        Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of a Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Date: February 6, 2007


                                              /s/  Eberhard Schoneburg
                                              ----------------------------------
                                              Signature

                                              Eberhard Schoneburg
                                              ----------------------------------
                                              Name and Title


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